September 29, 2025

Brad Tade
Chief Financial Officer & Treasurer
ADMA Biologics, Inc.
465 State Route 17
Ramsey, New Jersey 07446

       Re: ADMA Biologics, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed March 18, 2025
           File No. 001-36728
Dear Brad Tade:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences